# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: WALGREENS BOOTS ALLIANCE, INC., CIK 0001618921
CUSIP: 931427108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 108 Wilmot Road, Deerfield, Illinois (IL), 60015
Date of event which requires filing of this statement: 03/06/2025
Amends the filing with accession number 0001104659-14-089765
Filed by CIK 0001554671
Persons authorized to receive notices and communications: Simone Retter, Alliance Sante Participations S.A., 14, avenue du X Septembre, Luxembourg, Luxembourg (N4), L-2550, 011 352 27 99 01 03; Ben Burman, Ben Burman Avocat EURL, 69, avenue Victor Hugo, Paris, France (I0), 75116, 011 33 1 45 02 19 19

## Reporting persons
- Alliance Sante Participations S.A. (CIK 0001554671): type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), working capital (WC); sole voting power 144,788,821; shared voting power 0; sole dispositive power 144,788,821; shared dispositive power 0; aggregate amount beneficially owned 144,788,821 (16.8% of the class)
  Comment: The calculation in line 13 is based on 864,153,468 shares of Common Stock, par value $0.01 per share, outstanding as of January 3, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended November 30, 2024 filed with the Securities and Exchange Commission on January 10, 2025.
- NewCIP II S.a r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 144,788,821; shared voting power 0; sole dispositive power 144,788,821; shared dispositive power 0; aggregate amount beneficially owned 144,788,821 (16.8% of the class)
  Comment: The calculation in line 13 is based on 864,153,468 shares of Common Stock, par value $0.01 per share, outstanding as of January 3, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended November 30, 2024 filed with the Securities and Exchange Commission on January 10, 2025.
- Stefano Pessina (CIK 0001554687): type of reporting person: individual (IN); citizenship or place of organization: Monaco (O9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 147,615,089; shared voting power 0; sole dispositive power 147,615,089; shared dispositive power 0; aggregate amount beneficially owned 147,615,089 (17.1% of the class)
  Comment: The calculation in line 13 is based on 864,153,468 shares of Common Stock, par value $0.01 per share, outstanding as of January 3, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended November 30, 2024 filed with the Securities and Exchange Commission on January 10, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: WALGREENS BOOTS ALLIANCE, INC.
Address of issuer's principal executive offices: 108 Wilmot Road, Deerfield, Illinois (IL), 60015
Comment:
This Amendment No. 9 to Schedule 13D (this "Amendment No. 9") is being filed by the Reporting Persons (as defined below) and relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Walgreens Boots Alliance, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 9 amends and supplements the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the "SEC") on December 31, 2014, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on January 20, 2015, by Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on December 31, 2015, by Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the SEC on November 4, 2016, by Amendment No. 4 to Schedule 13D filed by the Reporting Persons with the SEC on January 17, 2018, by Amendment No. 5 to Schedule 13D filed by the Reporting Persons with the SEC on July 17, 2018, by Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the SEC on November 5, 2019, by Amendment No. 7 to Schedule 13D filed by the Reporting Persons with the SEC on December 17, 2019 and by Amendment No. 8 to Schedule 13D filed by the Reporting Persons with the SEC on July 27, 2020 (as so amended, the "Existing Schedule 13D").

Capitalized terms used in this Amendment No. 9 but not otherwise defined herein shall have the meanings ascribed to them in the Existing Schedule 13D. Except as specifically amended hereby, items in the Existing Schedule 13D remain unmodified.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Existing Schedule 13D is amended and restated in its entirety as follows:

This Schedule 13D is being filed by: (i) Alliance Sante Participations S.A., a Luxembourg corporation (societe anonyme) with a registered address at 14, avenue du X Septembre, L-2550 Luxembourg and registered with the Luxembourg Registry of Companies and Commerce under B 51280 ("ASP"); (ii) NewCIP II S.a r.l., a Luxembourg limited liability company (societe a responsabilite limitee) with a registered address at 14, avenue du X Septembre, L-2550 Luxembourg and registered with the Luxembourg Registry of Companies and Commerce under B 240668 ("NewCIP II"); and (iii) Stefano Pessina, a citizen of Monaco ("Pessina").

ASP, NewCIP II and Pessina are collectively referred to herein as the "Reporting Persons". In the Existing Schedule 13D (from Amendment No. 3 onwards) references to the "Reporting Persons" include ASP, NewCIP II and/or NEWCIP S.a r.l. (the former parent of ASP) and Pessina, which persons are collectively referred to in the Existing Schedule 13D (through and including Amendment No. 2) as the "Pessina Reporting Persons".

NewCIP II is the sole shareholder of ASP and Pessina holds 100% voting control over NewCIP II.

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name and principal business address of any corporation or other organization in which such employment is conducted, and (d) citizenship, in each case of each director and executive officer of the Reporting Persons, as applicable.
Residence or business address: The principal business address of ASP and NewCIP II is at 14, avenue du X Septembre, L-2550 Luxembourg, Grand Duchy of Luxembourg. The business address of Pessina is at 24 Boulevard du Tenao, Monte Carlo, 98000 Monaco.
Present principal occupation or employment: The principal business of ASP and NewCIP II is the holding of investments. The principal business occupation of Pessina is as the Chairman of the Board of the Issuer. Since August 2, 2012, Pessina has also been a member of the Board of the Original Issuer and, effective as of the effective time of the Reorganization, of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed in Annex A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and none has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed in Annex A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and none has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.
Citizenship: ASP and NewCIP II are incorporated under the laws of Luxembourg. Pessina is a citizen of Monaco.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Existing Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On March 6, 2025, the Issuer announced that it had entered into a definitive agreement (the "Merger Agreement" and such transaction, the "Merger") to be acquired by an entity affiliated with Sycamore Partners, L.P. ("Sycamore") for total consideration consisting of $11.45 per share of Common Stock in cash at closing and one non-transferable right (a "DAP Right") to receive up to $3.00 per share of Common Stock from the future monetization of Issuer's debt and equity interests in VillageMD (the "Transaction").

Beginning on September 23, 2024, the various indications of interest submitted by Sycamore to the Board of Directors of the Issuer (the "Board") indicated that Sycamore's proposed financing for any acquisition of the Issuer assumed that a significant minority portion of the common equity would be funded by existing stockholders of the Issuer rolling over their shares of Common Stock. At various meetings of the Board to discuss these indications of interest, including the feasibility of the proposed financing, Pessina informed the Board that, should the Board determine a transaction with Sycamore would be in the best interests of all stockholders, and only at the request of the Board, he would consider taking any reasonable action necessary to facilitate such transaction, including evaluating any request from Sycamore that he consider rolling over all or part of his shares of Common Stock. Pessina also stated that he would only engage with Sycamore about a potential rollover of his shares of Common Stock when appropriate and only with the Board's full knowledge and approval, and that he would not condition his support of any transaction on his ability to participate.

On February 2, 2025, Sycamore stated its desire to discuss a potential rollover investment with Pessina. Based on the advice of management and its advisors, and after the Issuer had reached an understanding on price terms with Sycamore (subject to confirmatory due diligence and documentation), the Board concluded that Sycamore would not have the necessary financing to be able to proceed with the proposed Transaction unless Pessina and the other Reporting Persons agreed to roll over all or a substantial portion of their shares of Common Stock. Accordingly, on February 13, 2025, to assist the Board in determining the feasibility of the proposed Transaction, and in response to Sycamore's request to discuss a rollover investment with Pessina, the Board adopted a resolution requesting and authorizing Pessina to engage in exploratory discussions with Sycamore concerning the potential terms of a rollover investment, including the terms that would apply to Pessina's involvement in the Issuer after the closing of the proposed Transaction (the "Requested Discussions"). The resolution further requested Pessina to report on the progress of such discussions to the Board, at its request, in order to allow the Board to consider further the feasibility of the proposed Transaction. In adopting the resolution the Board acknowledged that Pessina had stated that he had formed no view as to his willingness to roll over his shares of Common Stock in connection with the proposed Transaction.

Pursuant to the foregoing Board resolution, Pessina engaged in the Requested Discussions with representatives of Sycamore commencing on February 14, 2025. On February 27, 2025, a representative of Pessina reported to a representative of the Board (which was subsequently reported to the Board on February 28, 2025) that Pessina believed that reaching an agreement with Sycamore with respect to the terms on which the Reporting Persons could agree to reinvest the proposed cash consideration otherwise receivable pursuant to the potential Transaction remained possible, but that no agreement had yet been reached as to the material terms of any such reinvestment and that discussions were ongoing. Further, Pessina understood that it could not be assured that the ongoing discussions between Sycamore and the Issuer would result in any definitive agreement being reached with respect to the potential Transaction. Sycamore and Pessina continued the Requested Discussions through March 5, 2025. On March 5, 2025, Pessina and Sycamore reached an agreement on the material terms of the proposed reinvestment by the Reporting Persons and the terms of their continued involvement with the Issuer on completion of the proposed Transaction subject to the Issuer and Sycamore reaching final agreement on the terms of the Merger Agreement. On March 6, 2025, the Board approved the final terms of the fully financed offer presented by Sycamore, including the Merger Agreement. Immediately following the execution of the Merger Agreement, Pessina and ASP and entities affiliated with Sycamore, among others, executed documentation governing the terms of the reinvestment and the terms of the Reporting Parties' continued involvement with the Issuer on completion of the proposed Transaction, as further described below.

Agreement and Plan of Merger

The Merger Agreement contains customary representations, warranties and covenants for a transaction of this type, provides for certain termination rights of the parties thereto (including the Issuer's right to terminate to accept a Superior Proposal (as defined therein)) and a right of either party to terminate if the Initial Closing (as defined therein) is not consummated on or before March 6, 2026, subject to extension. The Merger Agreement further contemplates that immediately prior to the Initial Closing, and as a condition to the consummation of the Initial Closing, the Issuer, the applicable Parent Entities, the Sale Committee, the Shareholder Representative and the Rights Agent (as such terms are defined therein) will enter into a Divested Asset Proceeds Rights Agreement, which will govern the terms of the DAP Rights.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Exhibit O to this Amendment No. 9 and is hereby incorporated into this Item 4 by reference.

Voting Agreement

Immediately following the execution of the Merger Agreement, on March 6, 2025, ASP and Pessina (together, the "SP Investors") entered into a voting agreement (the "Voting Agreement") with Parent (as defined in the Merger Agreement) and the Issuer, pursuant to which the SP Investors agreed, subject to certain limited exceptions, and consistent with their obligations under the existing shareholders' agreement with the Issuer: (i) to vote all of the shares of Common Stock beneficially owned by them in favor of the adoption of the Merger Agreement and approval of the Merger (and against competing proposals); (ii) not to transfer or otherwise dispose of those shares prior to the consummation of the Merger (except in specified circumstances); (iii) to refrain from soliciting or engaging in discussions regarding alternative acquisition proposals, except to the extent the Board expressly requests such discussions, in which case the SP Investors have agreed to cooperate and consider any such proposals in good faith; (iv) to grant a limited irrevocable proxy in connection with the foregoing; and (v) to waive appraisal rights. The Voting Agreement terminates upon the earlier of the consummation of the Merger or the valid termination of the Merger Agreement, subject to survival of certain provisions therein.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached as Exhibit P to this Amendment No. 9 and is hereby incorporated into this Item 4 by reference.

Reinvestment Agreement

Immediately following the execution of the Merger Agreement, on March 6, 2025, the SP Investors entered into a reinvestment agreement (the "Reinvestment Agreement") with Parent pursuant to which, subject to specified terms and conditions, the SP Investors have agreed to reinvest all of the cash consideration otherwise due to be received in connection with the consummation of the Merger plus an incremental cash investment (as specified therein) to purchase new equity interests immediately following the consummation of the Merger, at the same price per unit as the Sponsor Parties (as defined therein), in the acquiring entities formed in connection with the Carveout Transactions (as defined in the Merger Agreement). The Reinvestment Agreement terminates automatically if the Merger Agreement is terminated.

The foregoing description of the Reinvestment Agreement does not purport to be complete and is qualified in its entirety by reference to the Reinvestment Agreement, which is attached as Exhibit Q to this Amendment No. 9 and is hereby incorporated into this Item 4 by reference.

Interim Investors Agreement

Immediately following the execution of the Merger Agreement on March 6, 2025, the SP Investors and certain affiliates of Sycamore (the "Sycamore Investors"), together with Parent and Merger Sub (as defined in the Merger Agreement), entered into an interim investors agreement (the "IIA"). The IIA governs the respective rights and obligations of the parties thereto relating to the Merger Agreement, the Reinvestment Agreement, and related financing and guaranty arrangements prior to execution of final investors' agreement documents. Among other things, it addresses cooperation on required regulatory filings, allocates certain transaction expenses and reimbursement rights and specifies how the parties will handle any amendments, consents, or waivers under the Merger Agreement. The IIA further provides that the SP Investors will not transfer or encumber their shares of Common Stock, subject to limited exceptions. It also details confidentiality obligations and provides that, if the Merger Agreement terminates before closing, Sycamore-related entities bear responsibility for any termination fees or damages owed by Parent to the Issuer under the Merger Agreement. The IIA remains in effect until the Merger closes and definitive investors' agreement documents become operative or the Merger Agreement is terminated.

The foregoing description of the IIA does not purport to be complete and is qualified in its entirety by reference to the IIA, which is attached as Exhibit R to this Amendment No. 9 and is hereby incorporated into this Item 4 by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Existing Schedule 13D is hereby amended and restated in its entirety to read as follows:

The ownership percentages set forth below are based on 864,153,468 shares of Common Stock, par value $0.01 per share, outstanding as of January 3, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended November 30, 2024 filed with the Securities and Exchange Commission on January 10, 2025.

The Reporting Persons beneficially own an aggregate of 147,615,089 shares of Common Stock, which represent, in the aggregate, approximately, 17.1% of the outstanding shares of Common Stock. Of these: (i) 144,788,821 shares of Common Stock are held directly and of record by ASP; (ii) 832,258 shares of Common Stock are held directly and of record by Pessina; and (iii) 1,994,010 shares of Common Stock are subject to employee stock options granted to Pessina that are exercisable as of, or within 60 days after, the date of this Amendment No. 9. All such stock options are "out-of-the-money" having exercise prices in excess of US$10.60, being the closing price on March 6, 2025, the trading day immediately preceding the date of this Amendment. The number does not include 1,317,544 shares of Common Stock underlying restricted stock units awarded to Pessina (being 1,223,633 shares underlying restricted stock units awarded to Pessina and 93,911 shares underlying restricted stock units issued in lieu of dividends on outstanding restricted stock units). The shares of Common Stock underlying these restricted stock units vest with respect to 207,039 shares (plus 35,644 shares underlying restricted stock units issued in lieu of dividends on such shares) on November 1, 2025, with respect to 374,883 shares (plus 39,742 shares underlying restricted stock units issued in lieu of dividends on such shares) on November 1, 2026, and with respect to 641,711 shares (plus 18,525 shares underlying restricted stock units issued in lieu of dividends on such shares) on November 1, 2027, subject to acceleration or forfeiture in certain circumstances in accordance with the terms and conditions of their award.

The number of shares of Common Stock beneficially owned by the persons listed in Annex A is set forth therein and is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
ASP has the sole power to vote and the sole power to dispose of the 144,788,821 shares of Common Stock held directly and of record by ASP, which shares represent approximately 16.8% of the outstanding shares of Common Stock. NewCIP II is the sole shareholder of ASP and Pessina holds 100% voting control over NewCIP II; accordingly each of NewCIP II and Pessina may be deemed to be the beneficial owner of the 144,788,821 shares of Common Stock held directly and of record by ASP. In addition, Pessina has the sole power to vote and the sole power to dispose of the 832,258 shares of Common Stock that he holds directly and of record, which shares represent approximately 0.1% of the outstanding shares of Common Stock. Finally, on their exercise, Pessina would have the sole power to vote and the sole power to dispose of the 1,994,010 shares of Common Stock that are subject to the employee stock options he holds, which shares represent approximately 0.2% of the outstanding shares of Common Stock.

The information with respect to the voting and dispositive power of the shares of Common Stock beneficially owned by the persons listed in Annex A is set forth therein and is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Other than as described elsewhere in this Schedule 13D (including the information in Item 3 which is incorporated herein by reference), the Reporting Persons and, to the knowledge of the Reporting Persons, the persons listed in Annex A hereto have effected no transactions in shares of Common Stock during the last sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Persons and the persons listed in Annex A hereto, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons' securities or, to the knowledge of the Reporting Persons, the securities of the persons listed in Annex A hereto, respectively.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The descriptions of the Voting Agreement, Reinvestment Agreement and Interim Investors
Agreement set forth in Item 4 above are hereby incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Existing Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit O: Agreement and Plan of Merger, dated as of March 6, 2025, by and among Blazing Star Parent, LLC, Blazing Star Merger Sub, Inc., Walgreens Boots Alliance, Inc. and the other parties identified therein (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer reporting events that occurred on March 6, 2025).

Exhibit P: Voting Agreement, dated as of March 6, 2025, by and among Walgreens Boots Alliance, Inc., Stefano Pessina, Alliance Sante Participations S.A. and Blazing Star Parent, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer reporting events that occurred on March 6, 2025).

Exhibit Q: Reinvestment Agreement, dated as of March 6, 2025, by and among Stefano Pessina, Alliance Sante Participations S.A. and Blazing Star Parent, LLC.

Exhibit R: Interim Investors Agreement, dated as of March 6, 2025, by and among Sycamore Partners III, L.P., Sycamore Partners III-A, L.P., Sycamore Partners Wing Co-Invest, L.P., Blazing Star Parent, LLC, Blazing Star Merger Sub, Inc., Stefano Pessina and Alliance Sante Participations S.A.

Annex A

The directors of Alliance Sante Participations S.A. are the same individuals as the managers of NewCIP II S.a r.l.

Directors/Managers

Stefano Pessina
Business Address: 24 Boulevard du Tenao, Monte Carlo, 98000 Monaco.
Citizenship: Monaco.
Present Principal Occupation: Executive Chairman of the Board, Walgreens Boots Alliance, Inc.
Beneficial Ownership of Issuer: See cover page for Stefano Pessina and Item 5 of the Statement.

Ornella Barra
Business Address: 24 Boulevard du Tenao, Monte Carlo, 98000 Monaco.
Citizenship: Monaco.
Present Principal Occupation: Chief Operating Officer, International, Walgreens Boots Alliance, Inc.
Beneficial Ownership of Issuer: 2,148,010 shares of Common Stock; approximately 0.36% of outstanding shares.(1)(2)(3)

Jean-Paul Goerens
Personal Address: 46, Vir Herel L-5243 Sandweiler, Grand Duchy of Luxembourg.
Citizenship: Luxembourg.
Present Principal Occupation: Self-employed lawyer.
Beneficial Ownership of Issuer: 0 shares of Common Stock; 0.00% of outstanding shares.(1)

Simone Retter
Business Address: 14, avenue du X Septembre, L-2550 Luxembourg, Grand Duchy of Luxembourg.
Citizenship: Luxembourg.
Present Principal Occupation: Self-employed lawyer.
Beneficial Ownership of Issuer: 1,100 shares of Common Stock; less than 0.01% of outstanding shares.(1)(4)

Other than the foregoing, neither Alliance Sante Participations S.A. nor NewCIP II S.ar.l. has any other directors, managers or executive officers.

Notes:

(1) Ownership percentages are based on 864,153,468 shares of Common Stock, par value $0.01 per share, outstanding as of January 3, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended November 30, 2024 filed with the Securities and Exchange Commission on January 10, 2025.

(2) The number includes:

(i) 1,718,000 shares of Common Stock held directly and of record by OLB Holdings Ltd., an exempted limited company incorporated in the Cayman Islands ("OLB"). OLB has sole voting and dispositive power with respect to the shares of Common Stock it holds. Ornella Barra owns 100% of the share capital and voting power of OLB and may be deemed to be the beneficial owner of the 1,718,000 shares of Common Stock held by OLB.

(ii) 443,890 shares of Common Stock held directly and of record by Ornella Barra, with respect to which she has sole voting and dispositive power.

(iii) 940,593 shares of Common Stock subject to employee stock options granted to Ornella Barra that are exercisable as of, or within 60 days after, the date of this Amendment No. 9. All such stock options are "out-of-the-money" having exercise prices in excess of US$10.60, being the closing price on March 6, 2025, the trading day immediately preceding the date of this Amendment.

(3) The number does not include:

(i) 525,167 shares of Common Stock underlying restricted stock units awarded to Ornella Barra (being 494,833 shares underlying restricted stock units awarded to Ornella Barra and 30,334 shares underlying restricted stock units issued in lieu of dividends on outstanding restricted stock units). The shares of Common Stock underlying these restricted stock units vest with respect to 206,331 shares (plus 15,364 shares underlying restricted stock units issued in lieu of dividends on such shares) on November 1, 2025, with respect to 187,141 shares (plus 12,043 shares underlying restricted stock units issued in lieu of dividends on such shares) on November 1, 2026, and with respect to 101,361 shares (plus 2,926 shares underlying restricted stock units issued in lieu of dividends on such shares) on November 1, 2027, subject to acceleration or forfeiture in certain circumstances in accordance with the terms and conditions of their award.

(ii) 370,467 shares (at target) of Common Stock subject to performance share awards (being 361,706 shares (at target) subject to performance share awards and 8,761 shares underlying dividend equivalent units credited thereon). The shares of Common Stock subject to performance share awards vest with respect to 58,230 shares on November 1, 2025 and with respect to 303,476 shares (plus 8,761 shares underlying dividend equivalent units credited thereon) on November 1, 2027, subject to acceleration or forfeiture in certain circumstances in accordance with the terms and conditions of their award.

(4) Ms. Retter has sole voting and dispositive power with respect to the shares of Common Stock she holds.

## Signatures
- Alliance Sante Participations S.A.: /s/ Simone Retter, President (Chairman) (03/06/2025)
- Alliance Sante Participations S.A.: /s/ Stefano Pessina, Administrateur (Director) (03/06/2025)
- NewCIP II S.a r.l.: /s/ Simone Retter, Gerant (Manager) (03/06/2025)
- NewCIP II S.a r.l.: /s/ Stefano Pessina, Gerant (Manager) (03/06/2025)
- Stefano Pessina: /s/ Stefano Pessina, Stefano Pessina (03/06/2025)